Pantheon Securities, LLC

(A wholly owned subsidiary of Pantheon Ventures Inc.)

Financial Statements and Supplemental Information

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71144

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                                    (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Pantheon Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__11 Time Square 35 FL__
(No. and Street)

__New York__	__NY__	__10036__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Pascal Roche__	__2127514422__	__Dportnoff@dfppartners.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCooper, LLP__
(Name – if individual, state last, first, and middle name)

__101 Seaport Blvd__	__Boston__	__MA__	__02110__
(Address)	(City)	(State)	(Zip Code)

__10/20/2023__	__238__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Banks _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pantheon Securities, LLC _____, as of December _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOHNNY C. LEE
Notary Public - State of New York
No. 02LE6426485
Qualified in New York County
My Comm. Expires Dec. 13, 2025

Notary Public

Signature: Christopher Banks
FEA98188983F4C6...

Title: Chief Compliance Officer & AML Offic

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

To Management and the Member of Pantheon Securities, LLC

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Pantheon Securities, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 3, 2025

We have served as the Company's auditor since 2017.

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)
Index
December 31, 2024

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

BALANCE SHEET
December 31, 2024

Cash	$	4,078,554
Due from related parties (Note 6)		2,752,662
Prepaid expenses and other current assets		155,458
Total assets	$	6,986,674
Due to related parties (Footnote 6)	$	1,795,757
Accounts payable		434,797
Income taxes payable		66,600
Total liabilities	$	2,297,154
Total member's equity	$	4,689,520
Total member's equity and liabilities	$	6,986,674

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)
Notes to Financial Statements
December 31, 2024

1. Organization and Nature of Business

Pantheon Securities, LLC (the "Company"), a Delaware limited liability company formed on August 24, 2016, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's principal business activities are to act primarily as a limited purpose broker-dealer and private placement agent on a "best efforts" basis with respect to the offer and sale of interests in affiliated, private investment funds ("Affiliated Funds") and non-affiliated, private investment funds ("Third Party Funds"). The Company has not entered into any agreements with Third Party Funds. The Affiliated Funds will generally be advised by Pantheon Ventures (US) LP ("PV US"), an affiliated investment adviser registered with the SEC, as well as other affiliates and/or subadvisors, including Pantheon Ventures (UK) LLP ("PV UK"), an exempt reporting adviser incorporated in England and Wales that is authorized and regulated by the Financial Conduct Authority in the United Kingdom, and Pantheon Ventures (Ireland) DAC ("PV Ireland"), an exempt reporting adviser incorporated in Ireland that is authorized and regulated by the Central Bank of Ireland. The Company also acts as sub-distributor for an affiliated fund of funds, managed by an affiliate of the Company registered under both the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The fund, the AMG Pantheon Master Fund, LLC, along with a feeder fund, the AMG Pantheon Fund, LLC (together, the "AMG Fund"), is advised by PV US and distributed on a "best efforts" basis by AMG Distributors, Inc. ("AMGDI"), an affiliated SEC-registered broker-dealer and FINRA member. Each of PV US and PV UK, as applicable, will provide personnel to Pantheon Securities, as needed ("Leased Employees").

The Company is a wholly-owned subsidiary of Pantheon Ventures Inc. ("Parent"), whose ultimate parent company is Affiliated Managers Group, Inc., an asset management holding company whose stock is listed on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates or assumptions.

Cash

The Company maintains its cash balances in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company has significant cash balances at one financial institutions which throughout the year could regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees and the Fidelity Bond.

2. Summary of Significant Accounting Policies *(continued)*

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution.

3. Income Taxes

The Company is a Limited Liability Company and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the Company's Parent for federal and state income tax purposes. Accordingly, the Company has not provided for state income taxes. The Company's Parent, a C Corporation, files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2021. The Company is subject to New York City unincorporated business tax. Approximately $66,600 of such tax was incurred during the year ended December 31, 2024 and is included in income tax expense in the Statement of Operations.

4. Commitments and Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5. Regulatory Requirements

The Company is subject to the rules of the SEC and FINRA, the principal exchanges with which it is licensed to transact, and SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEA Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $1,781,400 which was $1,628,257 above the minimum net capital required of $153,144. The Company's ratio of aggregate indebtedness to net capital was 1.29 to 1, as of December 31, 2024.

6. Related Party Transactions

The Company has entered in to a multi-party Sixth Amended and Restated Services Agreement dated in, February 28, 2024 (the original Services Agreement was entered into on March 1, 2017) with its affiliates PV US, PV UK and PV Ireland (in its entirety, the "Services Agreement" by and among the Company, PV US, PV UK and PV Ireland (PV US, PV UK and PV Ireland, referred together as the "Affiliated Companies")).

In addition to the above, the Company has entered into two Intra Company Group Agreements each dated as of March 1, 2017 with each of the Affiliated Companies, pursuant to which Pantheon Securities provides distribution services to each of PV US and PV UK.

6. Related Party Transactions (continued)

Under the provisions of the Services Agreement, the Affiliated Companies allocate to the Company the portion of certain expenses incurred during 2024 on behalf of the Company and with respect to which the Company received the benefit, paid by the Affiliated Companies. The Affiliated Companies allocated $14,488,391 of these expenses to the Company during the year ended December 31, 2024, recorded in the distribution expense, office general and administrative expenses and professional fees on the Statement of Operations.

Pursuant to the Services Agreement between the Company and the Affiliated Companies, PV US pays the Company a fee equal to 110% of certain service costs as defined in the Services Agreement. The service revenue from PV US totaled $8,185,763 in 2024. As of December 31, 2024, the Company has a net payable of $1,795,757 due to PV US.

The Company has entered into a Sub-Distribution Agreement dated April 1, 2018 (as amended from time to time) with AMGDI relating to AMG Pantheon Fund, LLC and a Sub-Distribution Agreement dated April 1, 2018 (as amended from time to time) with AMGDI relating to AMG Pantheon Master Fund, LLC. Pursuant to each of the Sub-Distribution Agreements with AMGDI the Company provides certain wholesale marketing and marketing consulting services for the AMG Fund. As of December 31, 2024, the Company has a receivable of $2,752,662 from AMGDI.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mutual fund distributor and private placement. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. Subsequent Events

The Company has determined that no other material events or transactions occurred subsequent to December 31, 2024 and through March 3, 2025, the date of the financial statement issuance, which require additional disclosure in the financial statements.